EXHIBIT 99.1

	T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	info@coralgold.com www.coralgold.com

March 27, 2012		Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
Berlin and Frankfurt – GV8

WARRANTS EXTENSION

Coral Gold Resources Ltd. (“Coral”) wishes to announce that it has applied for an extension to its terms of the warrants issued pursuant to a private placement announced on March 3, 2010.  The amendment will extend the expiry dates of the warrants for six (6) months from April 1, 2012 and April 23, 2012 to October 1, 2012 and October 23, 2012 respectively.  All other terms remain the same.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.